SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

Woori Finance Holdings’ Key Financial Performance Figures for the Third Quarter of 2007

The preliminary financial performance figures for Woori Finance Holdings for the nine-month period ended on September 30, 2007 on a consolidated basis are as follows.

1.	Key Earnings Figures

(Units: millions of KRW, %)

Item		3Q 2007	2Q 2007	Change	3Q 2006	Change
Operating Revenue	3Q	6,812,088	5,643,482	20.7%	4,565,282	49.2%
	Cumulative Basis	18,457,111	11,676,938	—	14,349,533	28.6%

Operating Profit	3Q	557,951	895,592	-37.7%	714,804	-21.9%
	Cumulative Basis	2,730,128	2,172,177	—	2,189,814	24.7%

Income Before Income Tax Expense	3Q	560,466	908,324	-38.3%	838,804	-33.2%
	Cumulative Basis	2,740,900	2,180,434	—	2,330,312	17.6%

Net Income	3Q	323,266	617,324	-47.6%	592,636	-45.5%
	Cumulative Basis	1,827,612	1,504,346	—	1,597,156	14.4%

In accordance with Statement of Korean Accounting Standards No. 25, we have reflected the results of operations of Woori Financial (formerly Hanmi Capital) in each line item of our consolidated income statement other than net income, which excludes the income of Woori Financial.

The figures above are subject to adjustment as they are interim numbers and have not been reviewed by our independent auditors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 1, 2007	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Director

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